Exhibit 99.6

UBER TECHNOLOGIES, INC.

STOCK APPRECIATION RIGHT ASSUMPTION NOTICE

WHEREAS, Postmates Inc., a Delaware corporation (“Postmates”) granted Participant one or more stock appreciation rights covering shares of the common stock of Postmates under the Postmates Inc. 2011 Equity Incentive Plan (the “Plan”), which are each evidenced by a Stock Appreciation Right Agreement (the “SAR Agreement”) issued to Participant under the Plan.

WHEREAS, Uber Technologies, Inc., a Delaware corporation (“Uber”) entered into an Agreement and Plan of Merger dated July 5, 2020 (the “Merger Agreement”) with Postmates and certain other parties, pursuant to which Postmates became a wholly owned subsidiary of Uber (the “Merger”).

WHEREAS, in connection with the Merger, Uber is assuming certain outstanding Postmates stock options, stock appreciation rights and restricted stock units, effective as of December 1, 2020 (the “Effective Time”).

WHEREAS, the purpose of this Notice is to reflect certain adjustments to Participant’s outstanding stock appreciation rights, which have become necessary in connection with such assumption.

WHEREAS, the applicable Equity Award Exchange Ratio (the “Exchange Ratio”) in effect for the assumption of the outstanding stock appreciation rights under the Plan, as determined in accordance with the formula provisions of the Merger Agreement, is $0.341236049862618.

NOW, THEREFORE, it is hereby acknowledged as follows:

1.            The number of shares of Postmates common stock subject to the stock appreciation rights held by Participant immediately prior to the Effective Time (the “Postmates SARs”) and the exercise price in effect per share are set forth in Exhibit A attached hereto. Uber hereby assumes, as of the Effective Time, all the duties and obligations of Postmates under each of the Postmates SARs. In connection with such assumption, the number of shares of Uber common stock (“Uber Common Stock”) subject to each assumed Postmates SAR and the exercise price in effect thereunder are hereby adjusted to reflect the Exchange Ratio. Accordingly, the number of shares of Uber Common Stock subject to each assumed Postmates SAR and the adjusted exercise price per share of Uber Common Stock under the assumed Postmates SAR shall be as specified for that stock appreciation right on the attached Exhibit A.

2.            The following provisions shall govern each Postmates SAR assumed by Uber:

(a)                Unless the context otherwise requires, all references in each SAR Agreement and in the Plan (as incorporated into such SAR Agreement): (i) to the “Company” shall mean Uber, (ii) to “Share” shall mean a share of Uber Common Stock, (iii) to “Common Stock” shall mean the common stock of Uber, and (iv) to the “Board” shall mean the Board of Directors of Uber.

(b)               The grant date, vesting commencement date and the expiration date specified for each assumed Postmates SAR and all other provisions that govern either the exercise or the termination of the assumed Postmates SAR shall remain the same as set forth in the SAR Agreement applicable to that Postmates SAR, and the provisions of the Plan and the SAR Agreement shall accordingly govern and control Participant’s rights with respect to the exercise of the assumed Postmates SARs.

(c)                Pursuant to the terms of the SAR Agreement, each Postmates SAR assumed by Uber shall continue to vest and become exercisable in accordance with the same installment vesting schedule specified in the SAR Agreement, and no acceleration of such vesting schedule shall occur by reason of the Merger or the assumption of the Postmates SAR by Uber, provided that the number of shares subject to each such installment (and the exercise price per share) shall be adjusted to reflect the Exchange Ratio.

(d)               For purposes of applying any and all provisions of the applicable SAR Agreement and the Plan for the assumed Postmates SARs that pertain to Participant continuing to be a Service Provider, whether in the capacity of an employee, director or consultant, Participant shall be deemed to continue to be a Service Provider for so long as Participant renders services as an employee, director or consultant of Uber or any present or future majority-owned Uber subsidiary. Accordingly, the provisions of the SAR Agreement governing the termination of the assumed Postmates SARs upon Participant ceasing to be a Service Provider shall hereafter be applied on the basis of Participant’s cessation of continuous service as an employee, director or consultant of Uber and its majority-owned subsidiaries, and each assumed Postmates SAR shall accordingly terminate, within the designated time period in effect under the SAR Agreement for that Postmates SAR, following such cessation of continuous service as an employee, director or consultant of Uber and its majority-owned subsidiaries.

(e)                In order to exercise each assumed Postmates SAR, Participant must execute and deliver to Uber a notice of exercise in which the number of shares of Uber Common Stock as to which that Postmates SAR is to be exercised or must comply with such other procedures as may be established for notifying Uber of the exercise of the assumed Postmates SAR, either directly or through an on-line internet transaction with a brokerage firm authorized by Uber to effect such exercises.

(f)                The exercise of each assumed Postmates SAR shall be subject to the collection of all applicable income and employment taxes.

3.            Except to the extent specifically modified by this Notice, all of the terms and conditions of each SAR Agreement as in effect immediately prior to the Merger shall continue in full force and effect and shall not in any way be amended, revised or otherwise affected by this Notice.

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IN WITNESS WHEREOF, Uber has caused this Notice to be executed on its behalf by its duly-authorized officer as of the ____________, 2021.

UBER TECHNOLOGIES, INC.

By:

Title:
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